Exhibit 99.1

17 November 2004

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

James Hardie Industries N.V.

ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

4th Floor, Atrium, Unit 04-07
Strawinskylaan 3077
1077 ZX Amsterdam,
The Netherlands

Telephone:	31-20-301 2980
Fax:	31-20-404 2544

Dear Sir

The Company has cancelled 738,058 options under the terms of the James Hardie Industries NV 2001 Equity Incentive Plan reducing the unquoted options total to 15,542,493 options as set out in the table below.

Quoted securities total 458,773,612 shares/CUFS and remain unchanged.

Table of James Hardie Industries NV options:

Range of Exercise	Number of options		Current number of
Prices A$	before cancellation	Options cancelled	options outstanding
$3.0921	1,349,444	9,210	1,340,234
$3.1321	530,362		530,362
$3.1821	1,200,000		1,200,000
$4.7621	624,000		624,000
$5.0586	2,410,211	93,889	2,316,322
$5.7086	1,950,000		1,950,000
$6.449	3,056,950	212,625	2,844,325
$7.05	5,159,584	422,334	4,737,250

Totals	16,280,551	738,058	15,542,493

Each option confers the right to subscribe for one ordinary share/CUFS in the capital of James Hardie Industries N.V. at the exercise price shown in the table subject to the terms of issue.

Yours faithfully

/s/ W. (Pim) Vlot

W. (Pim) Vlot Company Secretary